Royale Energy, Inc.

Via EDGAR

April 30, 2007

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Royale Energy, Inc.
Form S-3/A; Pre-effective Amendment to Registration Statement filed October 5, 2005
Registration No: 333-60918

Ladies and Gentlemen:

Royale Energy, Inc., hereby requests, pursuant to Rule 477 of the Securities Act of 1933, that the Registration Statement on Form S-3 referenced above be withdrawn.

We are requesting withdrawal of the Registration Statement because of the passage of time since the last pre-effective amendment to the Registration Statement was filed. The Registration Statement has not been declared effective, and no securities have been sold under it.

Please direct any questions regarding this filing to our counsel, Lee Polson, Strasburger & Price, LLP, at 512-499-3626.

Sincerely,

Royale Energy, Inc.

/s/ Stephen Hosmer

Stephen Hosmer
Executive Vice President / Chief Financial Officer

7676 Hazard Center Drive, Suite 1500, San Diego, CA 92108 619/881/2800 Fax 619/881-2899